UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

    Emmis Communications Corporation

(Name of issuer)

    Class A Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

    291525103

(CUSIP number)

    Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York NY 10022

(212) 224-7400

(Name, address and telephone number of person authorized to receive notices and communications)

Copies to:

Arnold Jacobs, Esq.

Proskauer Rose LLP

1585 Broadway

New York NY 10036

(212) 969-3000

    July 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291525103
1	Names of reporting persons. Third Point LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 783,379 (1)
	9	Sole dispositive power
	10	Shared dispositive power 783,379 (1)
11	Aggregate amount beneficially owned by each reporting person 783,379 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3% (1)
14	Type of reporting person (see instructions) OO

(1)	Reporting Person beneficially owns 321,057 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 783,379 shares of Class A common stock.

CUSIP No. 291525103
1	Names of reporting persons. Daniel S. Loeb I.R.S. Identification Nos. of above persons (entities only)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 783,379 (1)
	9	Sole dispositive power
	10	Shared dispositive power 783,379 (1)
11	Aggregate amount beneficially owned by each reporting person 783,379 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.3%
14	Type of reporting person (see instructions) IN

(1)	Reporting Person beneficially owns 321,057 shares of 6.25% Series A Cumulative Convertible Preferred Stock, which are convertible as of the date of this Schedule 13D into 783,379 shares of Class A common stock.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN, 46204.

Item 2.	Identity and Background

(a-f) This Schedule 13D is being filed by Third Point LLC (the “Management Company”) and Daniel S. Loeb (“Mr. Loeb” and together with the Management Company, the “Reporting Persons”).

The Management Company is a Delaware limited liability company which has its principal office at 390 Park Avenue, New York, New York 10022. The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Third Point Funds”), and to control the investing and trading in securities of the Funds.

Mr. Loeb, a citizen of the United States of America, has a business address of 390 Park Avenue, New York, New York 10022. His principal occupation is serving as Chief Executive Officer of the Management Company.

During the past five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers or members of the Management Company has been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Third Point Funds expended an aggregate of approximately $2,284,821.66 of their own investment capital to make their most recent acquisition of the 6.25% Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) held by them, which Preferred Stock is convertible into Class A Common Stock. The Third Point Funds also used their own investment capital to make all prior acquisitions of the Preferred Stock held by them.

Item 4.	Purpose of Transaction

The Reporting Persons are aware that on May 25, 2010, the Issuer executed an agreement and plan of merger (the “Merger Agreement”), that if consummated would result in the Issuer being taken private by Jeffrey H. Smulyan, the Issuer’s Chairman, Chief Executive Officer and President. The Merger Agreement provides for a series of transactions, including (a) a cash tender offer for the Issuer’s Class A Common Stock, (b) an offer to exchange (the “Exchange Offer”) all outstanding shares of Preferred Stock for new 12% PIK Senior Subordinated Notes due 2017, and (c) a solicitation of proxies to amend certain terms of the Preferred Stock (such amendments or any other amendment or amendments that adversely affect the rights or preferences of the holders of Preferred Stock, whether or not proposed in connection with the Merger Agreement, are referred to herein as the “Proposed Amendments”). Adoption of the Proposed Amendments described in the Merger Agreement requires the affirmative vote of holders of at least two-thirds of the outstanding Preferred Stock, voting as a separate class.

On July 9, 2010, Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, to: (1) vote or cause to be voted any and all of its Preferred Stock against the Proposed Amendments; (2) restrict dispositions of Preferred Stock; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of the Issuer, or derivative instruments with respect to securities of the Issuer; (4) consult with each other prior to making any public announcement concerning the Issuer; and (5) share certain expenses incurred in connection with their investment in the Preferred Stock, in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act. The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference. The Reporting Persons expressly disclaim beneficial ownership of the shares of Preferred Stock held by the other Locked-Up Holders and the filing of this Statement shall not be construed as an admission that either Reporting Person is a beneficial owner of any such shares.

The Reporting Persons acquired and continue to hold the shares reported herein for investment purposes. The Reporting Persons may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Exchange Offer, the Proposed Amendments and other related matters relevant to the Third Point Funds’ investment in the Issuer, and may discuss with such parties alternatives to such Exchange Offer and Proposed Amendments. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may, subject to the restrictions referred to above, effect the sale of all or a portion of the shares held by the Third Point Funds, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 321,057 shares of Preferred Stock (representing approximately 11.4% of the Issuer’s outstanding Preferred Stock), which are convertible into an aggregate of 783,379 shares of Class A Common Stock. Such shares of Class A Common Stock represent approximately 2.3% of the shares of Class A Common Stock outstanding (including for this purpose the 783,379 shares of Class A Common Stock issuable upon conversion of the shares of Preferred Stock beneficially owned by the Reporting Persons). Third Point Offshore Master L.P., one of the Third Point Funds, holds 175,957 shares of Preferred Stock (or approximately 6.3% of the total Preferred Stock outstanding). Other Third Points Funds hold the remaining shares of Preferred Stock reported herein: Third Point Partners Qualified L.P. holds 45,200 shares, Third Point Ultra Master Fund L.P. holds 50,700 shares, and Third Point Partners, L.P. holds 21,700 shares, and the remainder is held by other Third Point Funds.

(b) The Reporting Persons share voting and dispositive power over the shares of Preferred Stock held directly by the Third Point Funds, and may therefore be deemed to be the beneficial owners of the Class A Common Stock into which such Preferred Stock may be converted.

(c) During the past sixty days, the Reporting Persons, on behalf of the Third Point Funds, effected the following purchases of shares of Preferred Stock in the open market:

Date	Price per Share	Number of Shares Purchased
6/24/2010	$22.00	10,000
7/9/2010	$21.7484	105,057

(d) Other than the Third Point Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Preferred Stock or Class A Common Stock.

(e) Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Lock-Up Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Preferred Stock or Common Stock and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Item 7.	Material to be Filed as Exhibits

1. Lock-Up Agreement, dated as of July 9, 2010, by and among Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC.

2. Joint Filing Agreement, dated as of July 13, 2010, by and between the Reporting Persons.

3. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated January 5, 2009, that was previously filed with the SEC on January 7, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Depomed, Inc. and that is incorporated herein by reference.

S I G N A T U R E

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: July 13, 2010	THIRD POINT LLC
By: Daniel S. Loeb, Chief Executive Officer

/S/ WILLIAM SONG
	Name:	William Song
	Title:	Attorney-in-Fact

DANIEL S. LOEB

/S/ WILLIAM SONG
	Name:	William Song
	Title:	Attorney-in-Fact